TIDAL TRUST II N-14

Exhibit 99.13(d)

TIDAL TRUST II
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 11th day of November 2026, by and between Tidal Trust II, a Delaware statutory trust (the “Trust”), on behalf of the Defiance Daily Target 2X Long SPCX ETF (the “Fund”), and Tidal Investments LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Trust pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the April 15, 2026 (the “Investment Advisory Agreement”);

WHEREAS, the Trust has approved the proposed reorganization of the Defiance Daily 2X Space ETF, a series of the Trust (the “Predecessor Fund”), with the Predecessor merging with and into the Fund pursuant to an Agreement and Plan of Reorganization (the “Reorganization”); and

WHEREAS, in connection with the Reorganization, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate not to exceed 1.29% of its average daily net assets (the “Annual Expense Limit”). In the event that the annualized Operating Expenses of the Fund, as accrued each day through the last calendar day of each month, exceed its Annual Expense Limit, the Adviser will pay to the Fund an amount equal to the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified in writing that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days’ written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end, level-, or contingent deferred sales loads, taxes, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective upon the closing of the Reorganization (the “Effective Date”) and shall remain in effect indefinitely and for a period of not less than two years from the closing date of the Reorganization, unless sooner terminated as provided in Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees. For the avoidance of doubt, this Agreement shall become effective only upon the consummation of the Reorganization. In the event the Reorganization is not effected, this Agreement shall be null and void and of no force or effect.

5. TERMINATION. This Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) by the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TIDAL TRUST II		TIDAL INVESTMENTS LLC
on behalf of the Fund

By:	/s/ Eric Falkeis	By:	/s/ Jay Pestrichelli
Name:	Eric Falkeis	Name:	Jay Pestrichelli
Title:	Principal Executive Officer	Title:	Chief Investment Officer